Filed Pursuant to Rule 433
Registration Statement No. 333-236195

and 333-236195-01
as amended by Post-Effective

Amendment No. 1 dated September 4,

2020, Supplementing the Prospectus
dated September 4, 2020 and
Preliminary Prospectus Supplement
dated August 25, 2022

Johnson Controls International plc

Tyco Fire & Security Finance S.C.A.

€600,000,000 3.000% Senior Notes due 2028

Pricing Term Sheet

August 25, 2022

Issuers:	Johnson Controls International plc Tyco Fire & Security Finance S.C.A.

Trade Date:	August 25, 2022

Settlement Date**:	September 7, 2022 (T+8)

Joint Book-Running Managers:

J.P. Morgan Securities plc

Banco Bilbao Vizcaya Argentaria, S.A.
UniCredit Bank AG

Barclays Bank PLC

Crédit Agricole Corporate and Investment Bank

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Co-Managers:	Citigroup Global Markets Limited Danske Bank A/S Deutsche Bank Aktiengesellschaft ING Bank N.V., Belgian Branch The Toronto-Dominion Bank Westpac Banking Corporation

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Business Day Convention:	Following Business Day Convention

Listing:	Application will be made to list the notes on the New York Stock Exchange

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Law:	State of New York

Aggregate Principal Amount Offered:	€600,000,000

Ratings (Moody’s / S&P)*:	Baa2/BBB+

Maturity Date:	September 15, 2028

Interest Rate:	3.000% per annum

Benchmark Bund:	DBR 0.250% due August 15, 2028

Benchmark Bund Price and Yield:	95.03; 1.116%

Spread to Benchmark Bund:	+198 basis points

Mid-Swap Yield:	2.046%

Spread to Mid-Swap Yield:	+105 basis points

Yield to Maturity:	3.096%

Price to Public:	99.479%, plus accrued interest, if any, from September 7, 2022

Gross Proceeds:	€596,874,000

Underwriting Discount:	0.450%

Net Proceeds (before estimated offering expenses):	€594,174,000

Interest Payment Dates:	Payable annually on September 15 of each year, beginning on September 15, 2023

Optional Redemption:	Prior to July 15, 2028 (two months prior to the maturity date of the notes), callable at make-whole (reference bond rate +30 basis points)

Par Call:	On or after July 15, 2028 (two months prior to the maturity date of the notes)

Common Code / ISIN:	252742166 / XS2527421668

*	The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.
**

It is expected that delivery of the notes will be made to investors on or about September 7, 2022, which will be the eighth U.S. business day following the trade date set forth above (such settlement being referred to as “T+8”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+8, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes more than two business days before the date of delivery should consult their own advisors.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc collect at +44-207-134-2468; Banco Bilbao Vizcaya Argentaria, S.A. collect at +34-91-537-9330; or UniCredit Bank AG collect at +49-89-378-15921.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or the UK.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.